06002930

SECURI MISSION

RECEIVED FEB 23 2006 SEC MAIL PROCESSING SECTION WASH, D.C. 213

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SEC FILE NUMBER
8-43843

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
First Trust Portfolios L.P. and Subsidiaries

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 Warrenville Road, Suite 300
(No. and Street)

Lisle (City) IL (State) 60532 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

W. Scott Jardine (630) 241-8798
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

111 S. Wacker (Address) Chicago (City) IL (State) 60606 (Zip Code)

PROCESSED
MAY 11 2006
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02

FIRST TRUST PORTFOLIOS L.P. AND SUBSIDIARIES

TABLE OF CONTENTS

This report contains (check all applicable boxes):

AFFIRMATION

I, Mark R. Bradley, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and unconsolidated schedules pertaining to First Trust Portfolios L.P. and Subsidiaries, for the year ended December 31, 2005, are true and correct. I further affirm that neither the Partnership nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Mark R. Bradley 2-17-06
Signature Date

Chief Financial Officer
Title

Kelley Christensen
Notary Public

OFFICIAL SEAL
KELLEY CHRISTENSEN
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES JULY 15, 2008

FIRST TRUST PORTFOLIOS L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS	
CASH AND CASH EQUIVALENTS	$ 4,233,515
CASH SEGREGATED FOR REGULATORY PURPOSES	2,300,000
DEPOSITS WITH CLEARING ORGANIZATIONS	5,924,273
RECEIVABLES:	
Brokers, dealers and clearing organizations	10,801,350
Customers	4,508,453
Interest	162,518
Affiliates	7,218,996
Other	1,567,438
Total receivables	24,258,755
SECURITIES OWNED, PLEDGED AS COLLATERAL	19,662,949
OFFICE FURNISHINGS, SOFTWARE AND EQUIPMENT—At cost, less accumulated depreciation of $2,689,194	1,683,576
LEASEHOLD IMPROVEMENTS—At cost, less accumulated amortization of $948,065	282,623
GOODWILL	1,460,137
INTANGIBLE ASSET—License Agreement, less accumulated amortization of $300,000	200,000
OTHER ASSETS	3,158,209
TOTAL ASSETS	$63,164,037
LIABILITIES AND PARTNERS' CAPITAL	
SHORT-TERM BANK BORROWINGS	$ 9,497,857
SECURITIES SOLD, NOT YET PURCHASED	1,188,466
PAYABLES:	
Brokers, dealers and clearing organizations	5,679,134
Customers	1,215,405
Affiliates	508,700
Total payables	7,403,239
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	7,025,843
MINORITY INTERESTS IN SUBSIDIARIES	198,921
PARTNERS' CAPITAL	37,849,711
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$63,164,037

See notes to consolidated financial statements.